                                                                    EXHIBIT 99.1

NEWS RELEASE
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SITRICK AND COMPANY, INC.
  LOS ANGELES/NEW YORK
                                                    Contact: Sitrick and Company
                                                             Michael Sitrick
                                                             (310) 788-2850

                                                             Richard Wool
                                                             (212) 755-2850

  LOMAS DOES NOT MAKE $17 MILLION IN SCHEDULED NOTE PAYMENTS; GRACE PERIOD
          EXPIRES AT END OF MONTH; SALE OF CERTAIN MORTGAGE BANKING
                          BUSINESS ASSETS COMPLETED

         DALLAS, TX - OCTOBER 2,1995 -- Lomas Financial Corporation (NYSE: LFC) said today that its mortgage banking subsidiary, Lomas Mortgage USA, Inc., did not make approximately $17 million of scheduled interest payments on its 9-3/4 percent Senior Notes due October 1, 1997 and its 10-1/4 percent Senior Notes due October 1, 2002. Lomas said it is continuing to review its alternatives. The company noted that failure to pay interest is not an Event of Default under the Indenture for the Notes until a 30-day grace period has elapsed.

         Separately, the company announced the completion of the previously reported sale of certain assets by Lomas Mortgage USA, Inc. to First Nationwide Mortgage Corporation, a subsidiary of First Nationwide Bank. Lomas said that substantially all of the $36.9 million of proceeds from the first installment of the $100 million cash purchase price was applied to the retirement of its secured interest rate swaps, transaction expenses and certain other payments required in connection with the closing of the sale. The company said that it expected to receive the approximately $63 million balance in two installments to be paid in February and October 1996.


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1875 Century Park East, Suite 950
Los Angeles, CA 90067
(310) 788-2850   Fax (310) 788-2855